Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, September 27th, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 20th, 2018 to September 26th, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
25.09.2018	490,355	55.5375	27,233,091	XPAR
25.09.2018	135,000	55.5314	7,496,739	CHIX
25.09.2018	50,000	55.5294	2,776,470	TRQX
25.09.2018	170,000	55.5291	9,439,947	BATE
26.09.2018	540,000	55.4466	29,941,164	XPAR
26.09.2018	140,000	55.4526	7,763,364	CHIX
26.09.2018	55,000	55.4452	3,049,486	TRQX
26.09.2018	240,000	55.4391	13,305,384	BATE
Total	1,820,355	55.4868	101,005,645

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

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Investor Relations: +44 (0)207 719 7962 l ir@total.com